CannaPowder, Inc.

20 Raoul Wallenberg St.

Tel Aviv, Israel 6971916

September 24, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	CANNAPOWDER, INC.
Amendment No. 4 to Registration Statement on Form 10
Filed: August 30, 2018
File No. 000-26027

This letter is in response to the staff’s comment letter dated September 10, 2018, with respect to the above-referenced Registration Statement on Form 10-12G/A filed by CannaPowder, Inc. (the “Issuer”) on August 30, 2018. For the convenience of the staff, we have included the staff’s single comment followed by our response to this comment.

Amendment No. 4 to Registration Statement on Form 10 filed August 30, 2018

Government Regulation - United States, page 10

Comment 1. We note your response to comment three and your disclosure indicating that FDA approval requires preclinical development, filing an IND, phase I, phase II, phase III trials and submission of an NDA. Please expand your disclosure to explain the purpose of each of these and what you must demonstrate to the FDA.

Response 2. We have added significant disclosure under a new subcaption “The FDA Approval Process” beginning on page 6 of the Issuer’s Form 10-12G/A No. 5 addressing the staff’s comment with detailed disclosure and explanation of the FDA approval process, specifically discussing the IND, Phase I, Phase II, Phase III and NDA submission processes and procedures. We have also included links to FDA instructions related to their approval processes and procedures, specifically addressing the IND, Phase I, II and III Studies and the NDA.

General

We understand that the Issuer and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted,

/s/: Liron Carmel
Name: Liron Carmel
Title: Chief Executive Officer